SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Neuronetics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64131A105

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 64131A105	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,463,846
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,463,846
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.94%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the 10-Q of Neuronetics, Inc. , (the “Company”, “Registrant”, or “STIM”) as filed with the Securities and Exchange Commission on May 12, 2022, there were 26,772,249 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of May 5, 2022.

   As of June 21, 2022 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”) and sundry separately-managed accounts (“Cannell SMAs”) (collectively, the “Investment Vehicles”), over which J. Carlo Cannell has investment discretion held in the aggregate 3,463,846 Shares.

CUSIP No. 64131A105	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,463,846
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,463,846
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.94%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on May 12, 2022, there were 26,772,249 shares of Common Stock par value $0.01 per Share of Company issued and outstanding as of May 5, 2022.

   As of Reporting Date the Investment Vehicles held in the aggregate 3,463,846 Shares.

CUSIP No. 64131A105	Page 4 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, and Tristan Offshore and the investment advisor to sundry separately-managed accounts. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Neuronetics, Inc. , a Delaware corporation.
The address of the principal executive offices of the Company is 3222 Phoenixville Pike, Malvern, PA 19355.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Tonga Partners, L.P.

Separately-Managed Accounts

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.: $10,959,193

Tristan Offshore Fund, Ltd.: $4,697,374

Tonga Partners, L.P.: $6,535,443

Separately-Managed Accounts: $6,886,055

The Investment Vehicles have invested an aggregate amount of approximately $29,078,065 in the Shares.

CUSIP No. 64131A105	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC (“CC”), on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

This filing follows a June 21, 2022, call which Mr. Cannell enjoyed with Robert Cascella, Chairman of the Board of the Company, during which CC, the largest shareholder of the Company, requested the appointment of a certain board member. In the opinion of CC, the addition of this candidate would benefit all owners of STIM because: (i) his domicile is in the same city as the Company; (ii) he enjoys a predilection to buy a lot of stock in the Company; and (iii) he manifests robust experience and execution in the medical technology industry. From his appointment as CEO of his predecessor company in 2010 to its purchase, the stock of this company appreciated 1,000%.

Mr. Cannell also makes this filing to disclose recent transactions in the Shares. Other than the matters discussed above, CC has no present plans or proposals to engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions with regards to the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on May 12, 2022, there were 26,772,249 Common Shares issued and outstanding as of May 5, 2022.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 3,463,846 Shares, or approximately 12.94% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles) and which were not previously disclosed in a prior Amendment.

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tristan Offshore	04/22/2022	479	2.85	Buy
Tristan	04/22/2022	1076	2.85	Buy
Tristan Offshore	04/25/2022	525	2.79	Buy
Tristan	04/25/2022	1179	2.79	Buy
Tristan Offshore	04/26/2022	2327	2.70	Buy
Tristan	04/26/2022	5220	2.70	Buy
Tristan Offshore	05/02/2022	1674	2.48	Buy
Tristan	05/02/2022	3755	2.48	Buy
Tristan Offshore	05/03/2022	4624	2.53	Buy
Tristan	05/03/2022	10376	2.53	Buy
Tristan Offshore	05/04/2022	6166	2.47	Buy
Tristan	05/04/2022	13834	2.47	Buy
Tristan Offshore	05/05/2022	2483	2.44	Buy
Tristan	05/05/2022	5573	2.44	Buy
Tristan Offshore	05/06/2022	3083	2.42	Buy
Tristan	05/06/2022	6917	2.42	Buy

CUSIP No. 846517100	Page 6 of 9 pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

SMAs	05/09/2022	2094	2.29	Buy
Tristan Offshore	05/09/2022	1541	2.32	Buy
Tristan	05/09/2022	3459	2.32	Buy
SMAs	05/10/2022	3310	2.31	Buy
Tonga	05/10/2022	5499	2.21	Buy
Tristan Offshore	05/10/2022	1967	2.12	Buy
Tristan	05/10/2022	4415	2.12	Buy
Tonga	05/11/2022	94430	2.13	Buy
Tristan Offshore	05/11/2022	3707	2.16	Buy
Tristan	05/11/2022	8318	2.16	Buy
SMAs	05/18/2022	8278	2.33	Buy
Tristan Offshore	05/18/2022	11430	2.33	Buy
Tristan	05/18/2022	27436	2.33	Buy
SMAs	05/19/2022	246	2.33	Buy
Tristan Offshore	05/19/2022	339	2.33	Buy
Tristan	05/19/2022	815	2.33	Buy
SMAs	05/20/2022	2699	2.41	Buy
Tristan Offshore	05/20/2022	3726	2.41	Buy
Tristan	05/20/2022	8944	2.41	Buy
SMAs	05/23/2022	5200	2.48	Buy
Tristan Offshore	05/23/2022	7179	2.48	Buy
Tristan	05/23/2022	17233	2.46	Buy
SMAs	05/24/2022	848	2.34	Buy
Tristan Offshore	05/24/2022	1171	2.34	Buy
Tristan	05/24/2022	2812	2.34	Buy
SMAs	05/25/2022	822	2.44	Buy
Tristan Offshore	05/25/2022	1134	2.44	Buy
Tristan	05/25/2022	2724	2.44	Buy
SMAs	05/26/2022	160	2.44	Buy
Tristan Offshore	05/26/2022	220	2.44	Buy
Tristan	05/26/2022	530	2.44	Buy
SMAs	05/27/2022	53	2.56	Buy
Tristan Offshore	05/27/2022	72	2.56	Buy
Tristan	05/27/2022	175	2.56	Buy
SMAs	05/31/2022	1464	2.75	Buy
Tristan Offshore	05/31/2022	2021	2.75	Buy
Tristan	05/31/2022	4851	2.75	Buy
SMAs	06/01/2022	1756	2.69	Buy
Tristan Offshore	06/01/2022	2425	2.69	Buy
Tristan	06/01/2022	5819	2.69	Buy
SMAs	06/10/2022	4350	3.46	Buy
SMAs	06/13/2022	1347	3.52	Buy
SMAs	06/14/2022	1347	3.57	Buy
SMAs	06/15/2022	1364	3.57	Buy
SMAs	06/16/2022	2576	3.09	Buy
SMAs	06/17/2022	1130	3.37	Buy

CUSIP No. 64131A105	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2022

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 64131A105	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)

CUSIP No. 64131A105	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  June 21, 2022

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member